Exhibit 99.2

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 2656-8016
brad.miller@gigamedia.com.tw
GigaMedia: Strategic Alliance with European Leader by Sale of 60% of Software Unit
HONG KONG, December 16, 2009 — GigaMedia Limited (NASDAQ: GIGM) announced today an exciting strategic alliance with European online gambling leader Mangas Gaming by way of a sale of 60 percent of GigaMedia’s online gambling software business to Mangas.
Mangas Gaming is jointly owned by former media boss Stephane Courbit’s Lov Group and the world renowned Monte Carlo Casino owner Société des Bains de Mer de Monaco, controlled by the Principality of Monaco. Mangas has an extensive European gambling portfolio, including BetClic, Expekt, and Bet-at-Home, together offering sports betting, poker and casino services to over four million registered users in over 25 countries.
The strategic alliance will see Everest Poker joining the Mangas Gaming family as its primary poker site. Everest Poker, powered by GigaMedia’s software, is one of the world’s most popular poker sites and the official “felt” sponsor of the World Series of Poker. Everest Poker was named Poker Operation of the Year in 2007 and 2008 by industry journal e-Gaming Review.
“We are thrilled to have Everest Poker join the Mangas Gaming family with its media savvy and land-based casino shareholders and well known platform of gambling brands,” stated GigaMedia CEO Arthur Wang. “By partnering with Mangas, we can realize the full value of our poker and casino software business and share the enormous upside of this powerful combination in the large European community.”
“This strategic alliance will create an online gambling powerhouse in Europe with top poker, sports betting and casino offerings,” stated GigaMedia CEO Arthur Wang.
In accordance with the terms of the strategic alliance, all Mangas poker players will move to the Everest Poker platform creating one of the largest poker player “liquidity” platforms in Europe. Everest Poker will also be able to benefit from the top sports betting offering of Mangas Gaming. In addition, the combined user base of Everest Poker and BetClic — both leading brands in France — strongly positions the alliance to capture potential growth from the soon to be opened and regulated French market, one of the largest in Europe.

Under the terms of the deal, the price of the 60 percent sale will be set at the fair market value of the business as of early 2012. Mangas will make payment in two parts — an up-front cash payment of US$100 million at closing and a final earn-out payment after the 2012 valuation depending upon the fair market value of the business at that time. GigaMedia will continue to hold the remaining 40 percent interest with a put option to sell all or part to Mangas beginning in 2013. Beginning in 2015, Mangas will have a call option on any remaining shareholding held by GigaMedia. For both GigaMedia’s put option and Mangas’s call option, the price will be determined based upon then fair market value.
“The clear trend in Europe toward individually regulated markets and the already competitive marketplace means there are tremendous advantages to having a European partner like Mangas,” stated GigaMedia President Thomas Hui. “Mangas Gaming’s unrivaled local knowledge and ability to leverage its high value strategic shareholders offers tremendous upside.”
“Everest is an excellent fit with our group and the partnership will benefit both companies and our customers,” said Mangas CEO Isabelle Parize. “Everest expands our presence in the world of poker with reliable, trusted solutions and a leading brand, strengthening our position as a major European player in both the poker and sports betting fields.”
The transaction is subject to relevant regulatory and gaming authority approvals and other customary conditions on close. The company currently expects the transaction to close in the first quarter of 2010. GigaMedia expects to book a substantial one-time gain upon the sale.
Conference Call and Webcast
GigaMedia will hold a conference call at 9:00 p.m. Taipei/Hong Kong Time on December 21, 2009, which is 8:00 a.m. Eastern Daylight Time on December 21, 2009 in the United States, to discuss the transaction and the company’s financial results. Individual investors can listen to a webcast of the call at http://ir.giga.net.tw, through CCBN’s individual investor center at www.fulldisclosure.com, or by visiting any of the investor sites in CCBN’s Individual Investor Network. Institutional investors can access the call via CCBN’s password-protected event management site, StreetEvents (www.streetevents.com). The webcast will be available for replay.
About GigaMedia
GigaMedia Limited (Singapore registration number: 199905474H) is a major provider of online entertainment software and services. GigaMedia develops and licenses software for online gaming. GigaMedia also operates online games businesses including FunTown, a leading Asian casual games operator and one of Taiwan’s largest online MahJong game sites, and T2CN, a leading online sports game operator in China. More information on GigaMedia can be obtained from www.gigamedia.com.tw.
About Mangas
Mangas Gaming SAS is the leading French sports betting and online gaming group. Directed by Isabelle Parize, it currently operates the leading sports betting business in France. Mangas is held equally by the Lov Group, a financial holding company based in France, and Société des Bains de Mer (SBM), headquartered in Monaco and which manages the gaming rights concession in Monaco and districts bordering the French territory. Mangas Gaming has a presence in more than 25 countries with a staff of more than 600 serving over four million clients.
The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in June 2009.
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